GROGURU, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2021

DATE ISSUED: APRIL 19, 2022

GROGURU, INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

INDEPENDENT AUDITOR'S REPORT 3

BALANCE SHEET 4

STATEMENT OF INCOME 5

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTES TO THE FINANCIAL STATEMENTS 8



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the stockholders of GROGURU, INC.,

2911 East Barstow Avenue Fresno,

CA 93710 United States

I have audited the accompanying financial statements of GROGURU, INC., which comprise the Balance Sheet as of December 31, 2021, and the related statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of GROGURU, INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

04/19/2022

GROGURU, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	22,643
Prepaid expenses		24,794
Accounts receivable, net		71,109
Inventory		425,735
Total current assets		544,281
Fixed assets:		
Property, plant & equipment		
Furniture, fixtures & equipment		11,896
(Less accumulated depreciation)		(8,827)
Total Fixed Assets		3,069
Intangible assets:		
Software development costs		440,496
(Less accumulated amortization)		(259,765)
Total intangible assets		180,731
Non-current assets:		
Security deposits		21,823
Total non-current assets		21,823
Total Assets	$	**749,904**
Liabilities & Stockholders' Equity		
Current liabilities:		
Credit cards		798
Sales tax payable		9,729
Accrued expenses		29,757
Salaries & benefits payable		9,360
PPP loan		208,100
Convertible notes payable, net of debt discount		1,553,954
Accrued interest - convertible notes payable		165,654
Derivative liability		438,290
Accounts Payable		594,372
Other payables		14,917
Total current liabilities		3,024,931

The accompanying notes are an integral part of these financial statements.

GROGURU, INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Non-current liabilities:	
Convertible notes payable, net of current portion and debt discount	38,400
Warranty liabilities	5,075
Total non-current liabilities	43,475
Total Liabilities	**3,068,406**
Stockholders' equity:	
Common stock, $0.0001 par value, 296,688,998 shares authorized, 26,862,121 shares issued and outstanding as of December 31, 2021	2,686
Preferred stock $0.001 par value, 121,817,936 shares authorized, 49,006,610 shares issued and outstanding as of December 31, 2021	4,901
Additional paid-in capital- Common stock	161,390
Less: Treasury stock	(5,085)
Additional paid-in capital- Preferred stock	5,078,185
Additional paid-in capital- Stock based compensation	246,456
Additional paid-in capital- financing costs	(178,948)
Accumulated Profits (losses)	(6,170,751)
Net income (loss)	(1,457,336)
Total stockholders' equity:	**(2,318,502)**
Total Liabilities and stockholders' equity　　$	**749,904**

The accompanying notes are an integral part of these financial statements.

GROGURU, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Subscription revenue	$	374,249
Hardware revenue		420,185
Installation services revenue		15,680
Other revenue		38,569
Less: Shipping and handling		(194)
Less: Discounts		(9,961)
Total revenues		**838,528**
Cost of sales:		587,337
Gross profit		**289,191**
Expenses:		
Salaries, benefits & payroll taxes		445,312
Research & Development expenses		652,561
General and administrative expenses		494,943
Sales & Marketing		644,445
Depreciation		3,965
Total Expenses		2,241,226
Income from operations (loss)		**(1,990,035)**
Other Income (Expenses):		
Gain (loss) on Extinguishment of Debt		405,183
Derivatives		359,362
Interest income (expenses)		(505,888)
Other income		274,042
Total Other Income (expenses)		**532,699**
Net income (loss) for the year	$	**(1,457,336)**

The accompanying notes are an integral part of these financial statements.

GROGURU, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock, (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (less financing costs)	Retained earnings (accumulated deficit)	Treasury stock	Additional paid-in Capital-stock options	Total
Beginning Balance, December 31, 2020	**26,822,121**	**2,682**	**-**	**-**	**171,073**	**(6,170,751)**	**(5,084)**	**180,323**	**(5,821,757)**
Issuance of Common stock	40,000	4	-	-	316	-	-	-	**320**
Issuance of Preferred stock	-	-	49,006,610	4,901	4,889,237	-	-	-	**4,894,138**
Net income (loss)	-	-	-	-	-	(1,457,336)	-	-	**(1,457,336)**
Stock based compensation	-	-	-	-	-	-	-	66,133	66,133
Ending Balance, December 31, 2021	**26,862,121**	**2,686**	**49,006,610**	**4,901**	**5,060,626**	**(7,628,087)**	**(5,084)**	**246,456**	**(2,318,502)**

The accompanying notes are an integral part of these financial statements.

GROGURU, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net income (loss)	$	(1,457,336)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation & impairment		39,945
Stock based compensation expense		66,133
Changes in:		
Prepaid expenses		5,655
Accounts Receivable, net		(11,575)
Inventory		52,851
Other receivables		5,723
Sales tax payable		9,729
Accrued expenses		(73,202)
Accounts and credit cards payable		461,769
Deferred revenues		(25,865)
Security deposits		(17,561)
Salaries and benefits payable		9,360
Other liabilities		6,219
Net cash provided (used) by operating activities		**(928,155)**
Cash flow From Investing Activities:		
Furniture & Equipment		(4,862)
Software development		(282,734)
Net cash provided (used) by investing activities		**(287,596)**
Cash flow from Financing Activities		
Debt & financing obligations, net		(4,138,756)
Proceeds from issuance of preferred stock		4,894,138
Net cash provided (used) by financing activities		**755,382**
Increase (decrease) in Cash		(460,369)
Cash, beginning of year		483,012
Cash, end of year	$	**22,643**

The accompanying notes are an integral part of these financial statements.

GROGURU, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

GROGURU, INC. ('the Company'), is a corporation formed pursuant to the Delaware General Corporation law on June 17, 2014, is located and headquartered in San Diego, California. The Company is focused on helping farmers implement strategic irrigation management by deploying soil sensors that measure soil moisture, temperature, salinity, and other data points. The Company's products wirelessly transmit this data to the cloud where AI-based recommendations are made to farmers about when and how much to irrigate their crops. The Company's solutions help farmers increase crop yield, while at the same time preserve water and other scarce resources in a sustainable way. As a result, farmers can be more efficient better utilizing resources leading to more favorable outcomes.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $7,628,087 as of December 31, 2021). Additionally, the Company had a stockholders' deficit balance of $2,318,502.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 19, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

GROGURU, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

GROGURU, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

GROGURU, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Moreover, revenues from the calendar year 2021 included $72,919 from one customer, representing 9% of the gross revenues and $39,825 from another customer, representing 5% of the gross revenues, together representing 14% of the gross revenues. Should the Company lose these customers, then it would significantly impact its profitability. Additionally, accounts receivable includes $53,145 from a single customer, representing around 44% of the gross receivables. Should this customer be unable to settle its obligation to the Company, the receivable write-off may exceed the allowance reserve for the year.

Vendor concentration risk

The Company relies on two major suppliers of hardware products and agricultural data analysis services. The loss of one of these suppliers could either cause a disruption in the Company's ability to deliver its products and services or increase its costs.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

As of December 31, 2021, the Company had $122,110 in gross accounts receivable and the allowance for doubtful accounts balance was $51,001 and hence net receivables totaled $71,109 at December 31, 2021.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over their respective estimated useful lives. PPE consisted of furniture & equipment that is depreciated based on a three (3) year useful life as per the schedule below:

Asset	Cost	Accumulated depreciation as of December 31, 2021	Net book value as of December 31, 2021
Furniture & Equipment	$11,896	($8,827)	$3,069

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

GROGURU, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Capitalized software costs consist of fees paid to third parties for services provided to develop the software during the application development stage and payroll related costs for employees who are directly associated with and who devote time to developing the software, to the extent of the time spent directly on the project and activities include but are not limited to coding and testing during the application development stage.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

Costs of Revenues

The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

SAFEs (Simple Agreements for Future Equity) and convertible notes

Between December 2016 and December 2018, the Company received financing totaling $1,456,007 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements have unspecified terms and do not include a stated interest rate or method of settlement. All but one of the SAFE agreements have valuation caps between $2,000,000 and $5,000,000. In 2020, the Company amended one of these SAFE agreements to increase the stated amount by $23,307, bringing the total to $1,479,314.

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences, and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

As of December 31, 2021, all SAFEs were converted to equity securities of the company.

SBA- Paycheck protection program loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $208,100 on May 5, 2020, and the loan was fully forgiven on May 25, 2021, and the forgiveness amount was recorded in other income. The

GROGURU, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Company obtained an additional PPP loan of $208,100 on January 23, 2021, and as of December 31, 2021, the loan had not been forgiven.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The Company had no material related party transaction for the year 2021.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

In the totality of facts and circumstances, the company determined it would separate the hardware and software for the purpose of recognizing revenue as two individual performance obligations. The software performance obligation is satisfied over time and the transfer of each month of service is measured according to the same method and therefore meets the definition of a series of distinct services "that are substantially the same and have the same pattern of transfer". The customer simultaneously receives and consumes the benefits of the Company's product, the customer has control over the app and services while the Company performs its end of the obligation to provide and maintain the software. The Company has the right for services performed to date. The Company also undertakes ongoing involvement in the maintenance of the software and ensures the infrastructure necessary to deliver continuous service is in place.

Income taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The

Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company is subject to franchise tax requirements in the state of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is two hundred ninety-six million six hundred eighty-eight thousand nine hundred ninety-eight (296,688,998) shares at a par value of $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is one hundred twenty-one million eight hundred seventeen thousand nine hundred thirty-six (121,817,936) shares at a par value of $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock, issued and outstanding was 26,862,121.

Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 49,006,610.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2018, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 25,052,527 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

As of December 31, 2021, the total number of non-statutory stock options granted under this plan was 3,728,402 and the total number of shares vested and outstanding was 1,536,458.

As of December 31, 2021, the total number of incentive stock options granted under this plan was 5,178,850 and the total number of shares vested and outstanding was 2,461,380.

During the calendar year 2021, the Company granted 2,390,000 in incentive stock options at an exercise price between 0.05 and 0.06 per share. Additionally, the Company granted 100,000 in non-statutory stock options at an exercise price of 0.05 per share.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, The Company does not have any off-balance sheet financings or liabilities.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through April 19, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.